FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

For the month of May 2007

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

Note: The information contained herein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: www.tevapharm.com

Contact:	**Dan Suesskind**, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, Executive V.P. President and CEO	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
	Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS FIRST QUARTER 2007 RESULTS

- **Net Sales Increased 24% to $2,080 Million.**

- **Reported Net Income of $342 Million and Earning per Share of $0.42, up 20% and 14% respectively from Adjusted Net Income and EPS for the first quarter 2006.**

- **Cash Flow from Operations of $499 Million.**

Jerusalem, Israel, May 2, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended March 31, 2007.

Quarterly Net Sales reached $2,080 million, an increase of 24% over the comparable quarter of 2006, with sales benefiting from both the inclusion of a full quarter of sales of Ivax businesses, as compared with two months in the comparable quarter of 2006, and from the strengthening of various currencies against the US Dollar, mainly European currencies.

Net Income for the first quarter of 2007 was $342 million and **fully diluted EPS** reached $0.42. **The 2006 GAAP figures** include a write-off of $1.3 billion, after tax, relating primarily to the Ivax acquisition and consisting of in-process R&D and an inventory step up. Net Income and EPS for the first quarter of 2007 increased 20% and 14%, respectively, compared to the figures for the first quarter of 2006 after adjustment for these items. These 2006 adjusted data are considered non-GAAP financial measures. Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. Currencies had a minimal effect on Net Income.

Shlomo Yanai, Teva's President and Chief Executive Officer, commented on today's results: "Teva is off to a great start in 2007. Strong demand for our generics products across all our geographies, along with record-breaking quarterly sales of Copaxone®, and the continued rapid growth of our respiratory franchise, drove our results in the first quarter even higher than we had anticipated."

Mr. Yanai added: "Teva's achievements in the first quarter provide a perfect demonstration of this company's unique capabilities, and how we are able to leverage our position as the industry leader to succeed in a highly competitive environment and to maximize the many opportunities that lie ahead."

North American pharmaceutical sales (including Copaxone®) accounted for 51% of the Company's total sales and reached $1,071 million in the quarter, compared to $881 million in the first quarter of 2006, an increase of 22%. Sales in the first quarter benefited from strong sales of oxycodone and bupropion XL, and increased sales of Teva's branded respiratory products and innovative products (Copaxone® and Azilect®).

Pharmaceutical sales in Europe (including Copaxone®), accounted for 25% of the Company's total sales and reached $521 million, an increase of 37%. U.K. and France were the main contributors to this growth as well as the strengthening of European currencies relative to the U.S. dollar. While Teva benefited from a favorable environment in the French and German generic markets, it faced challenging markets in Hungary and Italy.

International pharmaceutical sales (including Copaxone®), which include primarily Latin America (42%), Israel (28%) and Central and Eastern European countries (23%), increased 30% in the quarter to $340 million. The increase was due to robust growth especially in Latin America, and the positive impact of currency fluctuations.

Global in-market sales of Copaxone® during the first quarter exceeded $400 million for the first time, an increase of 22% over the first quarter of 2006. U.S. in-market sales increased by 18% to $260 million reflecting both price increases and increased unit sales. In-market sales outside the U.S., mainly in Europe and Canada, increased by 31% to $141 million, and represented improved performance in several major European countries (Germany, France and UK) and favorable exchange rates.

Azilect®, Teva's second innovative drug, continued its successful market entry, gaining increasing acceptance as a beneficial option in the treatment of Parkinson's disease patients in the U.S. and Europe. Global in-market sales in the quarter reached $25 million compared with $19 million in the fourth quarter of 2006 and $3 million in the first quarter of 2006. Azilect® is now available in 26 countries, including Italy, where it was launched this quarter.

Global respiratory sales during the first quarter of 2007 reached $193 million, more than doubling from the corresponding quarter of 2006. The increase was fueled almost entirely by a substantial increase in sales of ProAir™ (albuterol HFA) in the U.S. caused by Teva's leadership in the faster than anticipated conversion to non-CFC-based inhaler products and from strong market share.

API sales to third parties of $148 million remained at practically the same level as in the comparable quarter of 2006. Total API sales, including sales to internal Teva units, amounted to $336 million this quarter.

Net Research and Development (R&D) grew 31% and reached $135 million (6.5% of net sales) reflecting mainly increased generic R&D spending. As of April 23, 2007, Teva had 151 abbreviated new drug applications awaiting final FDA approval. Collectively, the brand products covered by these 151 applications have annual U.S. sales of approximately $90 billion. Teva believes it is the first to file on 42 of these applications relating to products whose annual U.S. branded sales are over $35 billion.

The **Tax Rate** provided for the first quarter of 18% of pre-tax income represents our estimate of the annual rate of tax for 2007 compared with a rate of 19% for the first quarter of 2006 and 15% of adjusted pre-tax income for the whole of 2006. This reflects a different mix of income sources, including higher proportion of sales of products originated from the U.S

Cash Flow generated from operating activities for the first quarter of 2007 was $499 million. Free cash flow reached $278 million. Cash and marketable securities amounted to $2.6 billion as of March 31, 2007.

Share Repurchases - During the first quarter of 2007, Teva repurchased 3.4 million shares for a total amount of $152 million. In total, since the Board's authorization in November 7, 2006 to acquire up to a total of $600 million worth of shares, Teva has repurchased a total of 11.7 million shares for an aggregate of $386 million, reflecting an average price of $32.90 per share.

Share Count - For the first quarter of 2007, the share count for the fully diluted EPS calculation was 827 million shares. As of March 31, 2007, Teva's share count for the fully diluted EPS calculation is also 827 million shares.

Outlook – Guidance will be discussed on the conference call. Details are provided below.

Dividend

The Board of Directors, at its meeting on May 1, 2007, declared a cash dividend for the first quarter of 2007 of NIS 0.40 (approx. 10 cent according to the rate of exchange on May 1, 2007) per share. The record date will be May 14, 2007, and the payment date will be May 29, 2007. Tax will be withheld at a rate of 16%.

Conference Call

Teva will host a conference call to discuss the Company's first quarter results on Wednesday, May 2, 2007 at 08:30 AM EST. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call will be available until May 9, 2007 at midnight (ET). For international callers please dial 1-(201)-612-7415, From the USA dial 1-(877)-660-6853. To access the replay please enter both Account #: 3055 and Conference ID#: 238370.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Consolidated Statements of Income (Loss)

(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

		January - March	
		2007	**2006**
NET SALES		2,080	1,673
COST OF SALES		1,043	949
GROSS PROFIT		1,037	724
RESEARCH AND DEVELOPMENT EXPENSES		135	103
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		456	316
ACQUISITION OF R&D IN PROCESS		-	1,248
RESTRUCTURING EXPENSES		-	3
OPERATING INCOME (LOSS)		446	(946)
FINANCIAL EXPENSES – net		28	14
INCOME (LOSS) BEFORE INCOME TAXES		418	(960)
PROVISION FOR INCOME TAXES		75	48
		343	(1,008)
MINORITY INTERESTS		1	1
NET INCOME (LOSS)		342	(1,009)
EARNINGS (LOSS) PER SHARE:	**Basic ($)**	0.45	(1.40)
	Diluted ($)	0.42	(1.40)
WEIGHTED AVERAGE NUMBER OF SHARES:	**Basic**	764	722
	Diluted	827	722
ADJUSTED NET INCOME*		342	286
ADJUSTED EARNINGS PER SHARE *:	**Basic ($)**	0.45	0.40
	Diluted ($)	0.42	0.37
WEIGHTED AVERAGE NUMBER OF SHARES:	**Basic**	764	722
	Diluted	827	788

*See reconciliation attached



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Reconciliation Between Reported and Adjusted Net Income (Loss)

(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

	January - March	
	2007	**2006**
REPORTED NET INCOME (LOSS)	342	(1,009)
IVAX PURCHASE ACCOUNTING ADJUSTMENTS:		
ACQUISITION OF R&D IN PROCESS	-	1,248
INVENTORY STEP - UP	-	64
RESTRUCTURING EXPENSES	-	3
TAX APPLICABLE TO THE ABOVE ITEMS	-	(20)
ADJUSTED NET INCOME	342	286
DILUTED EARNINGS (LOSS) PER SHARE: REPORTED ($)	0.42	(1.40)
ADJUSTED ($)	0.42	0.37


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Balance Sheet Data
(Unaudited, U.S Dollars in millions)

	March 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS	8,021	7,640
INVESTMENTS & OTHER ASSETS	686	613
FIXED ASSETS – net	2,288	2,193
INTANGIBLE ASSETS - net	1,958	1,987
GOODWILL	8,074	8,038
TOTAL ASSETS	**21,027**	**20,471**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	4,641	4,071
LONG-TERM LIABILITIES	4,962	5,223
MINORITY INTERESTS	36	35
SHAREHOLDERS' EQUITY	11,388	11,142
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**21,027**	**20,471**



TEVA PHARMACEUTICAL INDUSTRIES LTD.

	January - March		% Change	% of Total
	2007	2006		
	(U.S Dollars in millions)			
Sales by Geographical Areas				
North America	1,138	959	19%	55%
Western Europe*	566	429	32%	27%
International	376	285	32%	18%
Total	**2,080**	**1,673**	**24%**	**100%**
Sales by Business Segments				
Pharmaceutical	1,932	1,524	27%	93%
A.P.I.**	148	149	(1)%	7%
Total	**2,080**	**1,673**	**24%**	**100%**
Pharmaceutical Sales				
North America	1,071	881	22%	55%
Western Europe*	521	381	37%	27%
International	340	262	30%	18%
Total	**1,932**	**1,524**	**27%**	**100%**

* Western Europe and Hungary
** Sales to third parties only



TEVA PHARMACEUTICAL INDUSTRIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
              (Registrant)

By: /s/ Dan Suesskind
                                Name: Dan Suesskind
                                Title: Chief Financial Officer

Date: May 2, 2007